Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-169119

April 21, 2011

iPATH THE BASICS OF iPATH® PURE BETA COMMODITY EXCHANGE TRADED NOTES A new way to access commodities Commodities have long been a source of diversification for investors, and the iPath Pure Beta Commodity Exchange Traded Notes (ETNs) offer investors a new way to access this important asset class. Each series of ETNs is linked to a Barclays Capital Pure Beta™ Index, and is designed to provide access to commodities futures while offering the potential to mitigate roll yield and the effects of futures contract price distortions in the commodity markets.

2 iPATH The Impact of Roll Yield on Traditional Commodity Investments Investors have traditionally gained exposure to commodity markets via futures contracts or products linked to futures contracts. This avoids the impracticalities of holding and storing the underlying physical asset. When a futures contract approaches its expiry, investors holding the futures contract must roll their position in the current futures contract into a futures contract with expiry further in the future. If the prices of the futures contracts are not the same at the time of the roll, the position will be rolled into futures contracts representing a different amount of the underlying physical commodity. Over time, this roll process increases or decreases the number of futures contracts the investor is exposed to and, relative to the spot price, may create an additional source of gains or losses. Thus, an investor holding a commodity investment based on futures contracts may experience either a profit or a loss due to the roll process even if the spot price of the commodity has remained unchanged. The gain or loss generated by holding and rolling the futures contract is known as the roll yield and can have significant impact on an investor’s total return. Futures markets that generate negative roll yield are said to be in “contango” and futures markets that generate positive roll yield are said to be in “backwardation” (Figure 1). FIGURE 1 Understanding Contango and Backwardation Price of futures contract (January delivery) Price of futures contract (February delivery) Contango Backwardation $10 $11 $9 For illustrative purposes only. Contango When the prices of futures contracts with distant delivery months are higher than prices of futures contracts with nearer delivery months, the futures curve is said to be in “contango.” In the example in Figure 1, the sale of a futures contract with January delivery would take place at a lower price than the purchase of a similar futures contract with February delivery of the same calendar year. This is the most common natural state of the futures markets, as higher-priced longer-dated contracts account for the cost of storage. Backwardation When the prices of futures contracts with distant delivery months are lower than prices of futures contracts with nearer delivery months, the futures curve is said to be in “backwardation.” In the example in Figure 1, the sale of a futures contract with January delivery would take place at a higher price than the purchase of a similar futures contract with February delivery of the same calendar year.

The Basics of iPath Pure Beta Commodity Exchange Traded Notes 3 The Barclays Capital Pure Beta™ Indices As discussed previously, the Barclays Capital Pure Beta™ Indices may roll into futures contracts with different expiration dates, and as such, they may offer the potential to mitigate the effect of roll yield (contango and backwardation) and the effects of futures contract price distortions in the commodity markets. The index methodology uses a four step selection process to determine the monthly allocation for each commodity in an index and allocates to one futures contract per commodity (Figure 2). Figure 2 Pure Beta™ Allocation Methodology Front Year FYAP Average Price By combining information on the price and open interest of the first 12 futures contracts along the futures curve, Front Year Average Price (“FYAP”), which calculates an average price weighted by the open interest of the first 12 futures contracts, can create a better measure of a commodity’s economic value than using the front month futures contract. Tracking Error As Pure Beta™ Indices seek to select the future contract that best tracks the FYAP, each futures contract is ranked according to how closely it tracks the FYAP. Liquidity Filter To ensure the scalability and tradability of Pure Beta™ Indices, a liquidity filter is applied to remove futures contracts that are not traded with sufficient volume. Dislocation Filter Certain futures contracts are subject to price distortions due to short term demand/supply factors (for example, severe weather conditions, inventory shortage. These futures contracts which have exhibited these distortions are filtered out. Allocation Each month, allocation is made to one futures contract per commodity that is deemed to be most representative of the returns for that commodity. Representative Futures Contract

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After ranking each contract according to how closely it tracks the FYAP then eliminating contracts that do not meet the liquidity or dislocation filters, the methodology identifies one futures contract that is deemed to be the most representative of returns for that commodity.

The selection of the representative futures contract is illustrated in Figure 3. For a commodity, once a FYAP is calculated:

- The first 12 futures contracts along the futures curve are ranked by their tracking error[1] to FYAP (represented by the blue bars in Figure 3).
- The liquidity filter eliminates futures contracts with a "percentage of open interest"[2] of less than 7% (as shown in the first row underneath the graph in Figure 3).
- The dislocation filter eliminates futures contracts that may have been vulnerable to price distortions (as shown in the second row underneath the graph in Figure 3).

In the example in Figure 3, contract 6 was selected as it is the contract having the lowest tracking error to FYAP among the eligible futures contracts that were not filtered out by the liquidity and dislocation filters.

FIGURE 3

Representative Futures Contract Selection: Tracking Error to FYAP and Liquidity/Dislocation Filters


TRACKING ERROR TO FYAP (%)
0
1
2
3
4
5
6
7
1
2
3
4
5
6
7
8
9
10
11
12
CONTRACT MATURITIES
Liquidity Filter
Dislocation Filter

For illustrative purposes only.

1. Tracking error is the deviation of the past three months of differences between the daily returns of the FYAP and a futures contract.
2. "Percentage open interest" is calculated by dividing the open interest of the futures contract by the commodity's total front year open interest. Open interest refers to the number of such futures contracts traded that have not yet been liquidated either by an offsetting transaction or by delivery of the underlying commodity.

The Basics of iPath Pure Beta Commodity Exchange Traded Notes 5 Key Characteristics of the iPath Pure Beta Commodity ETNs Each series of ETNs is linked to a Barclays Capital Pure Beta™ Index, which seeks to mitigate effects of futures contract price distortions in commodity investments. Each Barclays Capital Pure Beta™ Index is linked to the same futures contract(s) that underlie a corresponding reference index. While traditional commodity indices generally roll into futures contracts based on a pre-determined schedule, Barclays Capital Pure Beta™ Indices roll, on a monthly basis, into one of a number of futures contracts with varying expiration dates, as selected using the Barclays Capital Pure Beta Series 2 Methodology. Barclays Capital Pure Beta™ Indices employ a liquidity filter to try to avoid allocations to illiquid futures contracts. iPath Pure Beta Commodity Exchange Traded Notes The iPath Pure Beta Commodity ETNs offer investors access to broad-based, sector, and single commodities exposure in an exchange-traded vehicle that may be cost effective for investors. The iPath Pure Beta Commodity ETNs currently available to investors are listed in Figure 4. Investors should note the issuer redemption terms applicable to these ETNs, in which Barclays Bank PLC has the right to redeem a series of ETNs (in whole but not in part) at its sole discretion on any trading day on or after the inception date until and including maturity.3 3. To exercise their right to redeem, Barclays Capital must deliver notice to the holders of the series of ETNs to be redeemed not less than ten calendar days prior to the redemption date specified by Barclays Capital in such notice. If Barclays Capital redeems a series of ETNs, investors will receive a cash payment in U.S. dollars per ETN in an amount equal to the applicable closing indicative value on the applicable valuation date.

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FIGURE 4

iPath Pure Beta Commodity Exchange Traded Notes

iPath ETN	NYSE Ticker	Yearly Fee*
Broad		
iPath® Pure Beta Broad Commodity ETN	BCM	0.75%
iPath® Pure Beta S&P GSCI®-Weighted ETN	SBV	0.75%
Sector		
iPath® Pure Beta Agriculture ETN	DIRT	0.75%
iPath® Pure Beta Energy ETN	ONG	0.75%
iPath® Pure Beta Grains ETN	WEET	0.75%
iPath® Pure Beta Industrial Metals ETN	HEVY	0.75%
iPath® Pure Beta Livestock ETN	LSTK	0.75%
iPath® Pure Beta Precious Metals ETN	BLNG	0.75%
iPath® Pure Beta Softs ETN	GRWN	0.75%
Single		
iPath® Pure Beta Aluminum ETN	FOIL	0.75%
iPath® Pure Beta Cocoa ETN	CHOC	0.75%
iPath® Pure Beta Coffee ETN	CAFE	0.75%
iPath® Pure Beta Copper ETN	CUPM	0.75%
iPath® Pure Beta Cotton ETN	CTNN	0.75%
iPath® Pure Beta Crude Oil ETN	OLEM	0.75%
iPath® Pure Beta Lead ETN	LEDD	0.75%
iPath® Pure Beta Nickel ETN	NINI	0.75%
iPath® Pure Beta Sugar ETN	SGAR	0.75%

* *Your return on your ETNs will be reduced by an investor fee. The investor fee is equal to the Yearly Fee times the closing indicative value of your securities times the daily index factor, calculated on a daily basis in the following manner: The investor fee on the inception date will equal zero. On each subsequent calendar day until maturity or early redemption, the investor fee will be equal to the Yearly Fee times the closing indicative value of your securities on the immediately preceding calendar day times the daily index factor on that day (or, if such day is not an index business day, one) divided by 365. The index factor on any index business day will be equal to the closing indicative value of the index on that index business day divided by the closing level of the index on the immediately preceding index business day. In addition, on each calendar day, a "futures execution cost" will be charged and deducted from the closing indicative note value of each ETN. The effect of the futures execution cost accumulates over time and is subtracted at a rate of 0.10% per year. See the applicable prospectus for more details.*

The Basics of iPath Pure Beta Commodity Exchange Traded Notes 7 An investment in the ETNs involves risks, including possible loss of principal. Barclays Bank PLC as issuer may redeem a series of ETNs (in whole but not in part) at its sole discretion on any trading day on or after the inception date until and including maturity. See the relevant prospectus for more information regarding the risks associated with Barclays Bank PLC’s right to redeem the ETNs. For a description of the main risks see “Risk Factors” in the applicable prospectus. Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering. BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs. The ETNs are unsecured obligations of Barclays Bank PLC and are not secured debt. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the ETNs include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the ETNs is not equivalent to investing directly in an index or in any particular index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your ETNs even if the level of the relevant index has increased or decreased (as may be applicable to the particular series of ETNs). An investment in ETNs may not be suitable for all investors. The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs. Sales in the secondary market may result in significant losses. iPath ETNs typically have lower investor fees than currently existing mutual funds that invest in similar markets and are available to retail investors. Buying and selling iPath ETNs will result in brokerage commissions. Diversification may not protect against market risk. The ETNs are linked to index components that are concentrated in the commodities sector. The market value of the ETNs may be influenced by many unpredictable factors, including, where applicable, highly volatile commodities prices, changes in supply and demand relationships; weather; agriculture; trade; pestilence; changes in interest rates; and monetary and other governmental policies, action and inaction. Index components that track the performance of a single commodity, or index components concentrated in a single sector, are speculative and may typically exhibit higher volatility. The current or “spot” prices of the underlying physical commodities may also affect, in a volatile and inconsistent manner, the prices of futures contracts in respect of the relevant commodity. These factors may affect the value of the index and the value of your ETNs in varying ways. In addition to factors affecting commodities generally, index components composed of futures contracts on industrial metals or energy-related commodities may be subject to additional factors specific to industrial metals or energy-related commodities that might cause price volatility. These may include changes in the level of industrial or commercial activity using industrial metals or with high levels of energy demand; the availability and price of substitutes such as man-made or synthetic substitutes or alternative sources of energy; disruptions in the supply chain; adjustments to inventory; variations in production costs; costs associated with regulatory compliance, including environmental regulations; and changes in industrial, government and consumer demand, both in individual consuming nations and internationally. Index components composed of futures contracts on agricultural products may be subject to additional factors specific to agricultural products that might cause price volatility. These may include weather conditions, including floods, drought and freezing conditions; changes in government policies; planting decisions; and changes in demand for agricultural products, both with end users and as inputs into various industries. Index components composed of futures contracts on precious metals may be subject to additional factors specific to precious metals that might cause price volatility. These may include disruptions in the supply chain, variations in production costs, costs associated with regulatory compliance, including environmental regulations, changes in industrial, government and consumer demand, and in the case of gold and silver, precious metal leasing rates, currency exchange rates, the level of economic growth and inflation and the degree to which consumers, governments, corporate and financial institutions hold physical gold or silver as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension. The ETNs linked to the performance of an index that involves the application of the Pure Beta Series 2 Methodology. An investment in such ETNs may underperform compared to an investment in instruments linked to the reference index to which the Pure Beta Series 2 Methodology is applied. The Pure Beta Series 2 Methodology may result in allocation to futures contracts that increase negative roll yields. Each of the Barclays Capital commodities indices referenced herein is a trademark of Barclays Bank PLC. ©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 3557-05JY-4/11 Not FDIC Insured • No Bank Guarantee • May Lose Value

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